SCHEDULE 13G
Amendment No. 4
Pittston Brink's Group
Common Stock $1.00 par value

Cusip #:  725-701-10-6
Item 1:   Reporting Person Tiger
Management L.L.C.
Item 4:   Delaware
Item 5:   -0-
Item 6:   1,540,300
Item 7:   -0-
Item 8:   1,540,300
Item 9:   1,540,300
Item 11:  3.8%
Item 12:  IA

Cusip #:  725-701-10-6
Item 1:  Reporting Person Tiger
Performance L.L.C.
Item 4:  Delaware
Item 5:  -0-
Item 6:  1,547,800
Item 7:  -0-
Item 8:  1,547,800
Item 9:  1,547,800
Item 11: 3.8%
Item 12: IA


Cusip #:  725-701-10-6
Item 1:  Reporting Person Julian H.
Robertson, Jr.
Item 4:  U.S.
Item 5:  -0-
Item 6:  3,088,100
Item 7:  -0-
Item 8:  3,088,100
Item 9:  3,088,100
Item 11: 7.6%
Item 12: IN

Item 1(a). Pittston Brink's Group

Item 1(b). P.O. Box 4229, 1000 Virginia
Center Parkway, Glen Allen, Virginia
23060.

Item 2(a). This statement is
filed on behalf of Tiger
Management L.L.C. ("TMLLC")
and Tiger Performance L.L.C.
("TPLLC").

Julian H. Robertson, Jr. is
the ultimate controlling
person of TMLLC and TPLLC.

Item 2(b). The address of
each reporting person is 101
Park Avenue, New York, NY
10178.

Item 2(c). Incorporated by
reference to item (4) of the
cover page pertaining to
each reporting person.

Item 2(d). Common Stock $1.00
par value

Item 2(e).  Cusip # 725-701-10-6

Item 3. TMLLC and TPLLC are
investment advisers
registered under Section 203
of the Investment Advisers
Act of 1940.

Item 4. Ownership is
incorporated by reference to
items (5)-(9) and (11) of
the cover page pertaining to
each reporting person.

Item 5. Not applicable

Item 6. Not applicable

Item 7. Not applicable

Item 8. Not applicable

Item 9. Not applicable

Item 10. By signing below, I
certify that, to the best of
my knowledge and belief, the
securities referred to above
were acquired in the
ordinary course of business
and were not acquired for
the purpose of and do not
have the effect of changing
or influencing the control
of the issuer of such
securities and were not
acquired in connection with
or as a participant
in any transaction having
such purpose or effect.

After reasonable inquiry and
to the best of my knowledge
and belief, I certify that
the information set forth in
this statement is true,
complete and correct.

February 14, 2000

TIGER MANAGEMENT L.L.C.
/s/  Nolan Altman,
Chief Financial Officer

TIGER PERFORMANCE L.L.C.
/s/  Nolan Altman,
Chief Financial Officer

JULIAN H. ROBERTSON, JR.
By:  /s/  Nolan Altman
Under Power of Attorney
dated 1/11/00 On File with Schedule 13GA
No. 3 for Bowater Incorporated 2/14/00,
Attached Exhibit

AGREEMENT
The undersigned agree that
this Amendment No. 4 to
Schedule 13G dated February
14, 2000 relating to shares
of common stock of Pittston
Brink's Group shall be filed
on behalf of each of the
undersigned.

TIGER MANAGEMENT L.L.C.
/s/  Nolan Altman,
Chief Financial Officer

TIGER PERFORMANCE L.L.C.
/s/  Nolan Altman,
Chief Financial Officer

JULIAN H. ROBERTSON, JR. By:
/s/ Nolan Altman Under Power
of Attorney dated 1/11/00
On File with Schedule 13GA No. 3
for Bowater Incorporated 2/14/00,
Attached Exhibit